BRF S.A.

Publicly-Held Company

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or "Company") (B3: BRFS3; NYSE: BRFS), pursuant to the CVM Instruction 44 of August 23, 2021, announces to its shareholders and the market in general that it received today a notice from Fundação Petrobras de Seguridade Social – Petros (“Petros”), informing that it disposed of common shares issued by BRF and that, on September 14, 2022, its total holdings amount to 53,801,228 common shares, corresponding to 4.97% of the total common shares issued by the Company.

Petros further stated that (i) the objective of the abovementioned shareholding interest is strictly for investment purposes and that it has no intention to change the Company’s control nor its management structure; (ii) it does not hold warrants, subscription rights to shares or to call options, nor convertible debentures into Company’s shares; and (iii) no agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company has been entered into nor executed by Petros.

Furthermore, Petros states that the purpose of the disposal of shares is to adjust the economic concentration in some managed plans.

The original of the correspondence received from Petros is filed at the Company’s headquarter.

São Paulo, September 14, 2022

Fábio Luis Mendes Mariano
Chief Financial and Investor Relations Officer
BRF S.A.